UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Houghton Mifflin Harcourt Company

(Name of Subject Company (Issuer))

Harbor Purchaser Inc.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

Harbor Holding Corp.

(Name of Filing Persons (Parent of Offeror))

The Veritas Capital Fund VII, L.P.

(Name of Filing Persons (Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard A. Presutti

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5001

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by Harbor Purchaser Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Houghton Mifflin Harcourt Company (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of February 21, 2022 (the “Merger Agreement”), by and among the Offeror, Harbor Holding Corp. (“Parent”) and the Company. This Schedule TO is being filed on behalf of the Offeror, Parent and The Veritas Capital Fund VII, L.P. The Offeror is a wholly owned subsidiary of Parent, and The Veritas Capital Fund VII, L.P. is the majority equityholder of Parent.

The tender offer for the outstanding shares of Common Stock of the Company referenced in this document has not yet commenced. This document is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell shares. It is not a substitute for the tender offer materials that the Offeror will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the information agent for the tender offer who will be named by the Offeror in the tender offer materials.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated February 22, 2022.